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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CFC International, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
125252106
(CUSIP Number)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	125252106

1	NAMES OF REPORTING PERSONS: Illinois Tool Works Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-1258310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,364,349 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,364,349 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The calculation of this percentage is based on the 4,030,049 shares of common stock of CFC International, Inc. (“CFC”) outstanding as of June 19, 2006, as represented by CFC in the Merger Agreement (as defined below).

Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $.01 per share (the “Common Stock”), of CFC International, Inc., a Delaware corporation (“CFC”), which has its principal executive office at 500 State Street, Chicago Heights, Illinois 60411.
Item 2. Identity and Background
     (a), (b), (c) and (f) This statement is being filed by Illinois Tool Works Inc., a Delaware corporation (“ITW”). ITW’s principal business address is 3600 W. Lake Avenue, Glenview, Illinois 60026. ITW’s principal business is the worldwide manufacture of highly engineered products and specialty systems. The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ITW are as set forth in Annex I hereto and incorporated herein by reference.
     (d) and (e) During the last five years, neither ITW, nor, to ITW’s knowledge, any of the individuals listed in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     CFC and ITW have entered into a definitive Agreement and Plan of Merger, dated as of June 19, 2006 (the “Merger Agreement”), for CFC to be acquired in an all-cash transaction valued at $16.75 per share of Common Stock and Class B common stock, par value $.01 per share, of CFC (the “Class B Stock”). As an inducement for ITW to enter into the Merger Agreement with CFC, and in consideration thereof, certain stockholders of CFC have entered into a Principal Stockholders’ Agreement, dated as of June 19, 2006 (the “Stockholders’ Agreement”), with ITW and GEM Acquisition Corp., a wholly owned subsidiary of ITW (“Sub”). The names of such stockholders and number of shares of common stock owned by each is set forth in Exhibit 99.2. Such stockholders (collectively, the “Voting Holders”) beneficially own 2,364,349 shares of Common Stock.
     ITW presently expects that the consideration paid by it to the holders of Common Stock and Class B Stock following the consummation of the Merger and pursuant to the Merger Agreement will be financed through cash on hand and its other working capital resources. ITW did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Stockholders’ Agreement. Copies of the Merger Agreement and the Stockholders’ Agreement are filed as Exhibits 99.1 and 99.2, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     The Voting Holders entered into the Stockholders’ Agreement in order to induce ITW to enter into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Sub with and into CFC. At the effective time of the Merger, each outstanding share of Common Stock and Class B Stock (other than shares of Common Stock or Class B Stock that are held by CFC as treasury stock or owned by CFC, any of its subsidiaries, ITW or Sub and other than shares of Common Stock or Class B Stock that are held by stockholders, if any, who properly exercise their dissenters’ rights under Delaware law) will be converted into the right to receive $16.75 in cash, without interest.
     The Merger Agreement has been approved by the board of directors of each of CFC and ITW. The transaction is subject to customary regulatory approvals and other closing conditions. The Voting Holders have executed and delivered a written consent adopting the Merger Agreement and approving the Merger. As a result, no further stockholder action will be required to adopt the Merger Agreement or approve the Merger.
     Pursuant to the Stockholders’ Agreement, the Voting Holders, the beneficial owners of 2,364,349 shares of Common Stock, which represents approximately 58.7% of the issued and outstanding shares of Common Stock, have agreed, among other things, (a) to consent in writing to the adoption of the Merger Agreement and the approval of the Merger in respect of all of the shares of Common Stock beneficially owned by each such holder and (b) to

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vote all shares of Common Stock beneficially owned by each such stockholder: (i) in favor of the Merger and the adoption of the Merger Agreement and the transactions contemplated thereby; (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (iii) against any Alternative Acquisition Proposal (as such term is defined in the Merger Agreement) from any party other than ITW or an affiliate of ITW as contemplated by the Merger Agreement; (iv) against any proposal that is intended to, or is reasonably likely to, result in the conditions of ITW’s or Sub’s obligations under the Merger Agreement not being fulfilled; (v) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of CFC or any of CFC’s subsidiaries (other than in connection with the Merger); (vi) against any amendment of CFC’s certificate of incorporation or bylaws; and (vii) against any dissolution, liquidation or winding up of CFC or any of CFC’s subsidiaries.
     Each Voting Holder has also agreed not to: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Stockholders’ Agreement or any shares of Class B Stock of which such Voting Holder is the beneficial owner or any right or interest therein (“Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Stockholders’ Agreement (other than the proxy contemplated in Section 3 of the Stockholders’ Agreement); or (d) deposit any of the shares subject to the Stockholders’ Agreement into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Stockholders’ Agreement. The Stockholders’ Agreement expires upon the earlier to occur of (i) such time as the Merger becomes effective and (ii) such time as the Merger Agreement is terminated in accordance with its terms.
     The purpose of the Stockholders’ Agreement is to enable ITW and CFC to consummate the transactions contemplated by the Merger Agreement.
     Upon the consummation of the Merger, the directors of Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Sub immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.
     At the effective time of the Merger, the certificate of incorporation and bylaws of Sub shall be the certificate of incorporation and by-laws of the surviving corporation until thereafter changed or amended as provided by applicable law.
     If the Merger is consummated as planned, ITW anticipates that CFC will become a wholly owned subsidiary of ITW and that ITW will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on the Nasdaq National Market.
     The foregoing summary of certain provisions of the Merger Agreement and the Stockholders’ Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer
     (a) and (b) As a result of the Stockholders’ Agreement, ITW may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 2,364,349 shares of Common Stock, which represents approximately 58.7% of the shares of Common Stock deemed issued and outstanding as of June 19, 2006, as represented by CFC in the Merger Agreement, subject to the conditions and limitations of the Stockholders’ Agreement.
     Apart from the terms and conditions set forth in the Stockholders’ Agreement, ITW is not entitled to any rights of a stockholder of CFC. ITW does not, other than as specified in the Stockholders’ Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

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     (c) Except as set forth or incorporated herein, neither ITW nor, to ITW’s knowledge, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.
     (d) Dennis W. Lakomy has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 314,133 of the shares of Common Stock identified in paragraph (a) of this Item 5.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Reference is made to Item 4 above.
     In addition, ITW and Sub entered into a Stockholder Agreement (the “Lakomy Agreement”), dated as of June 19, 2006, with Dennis W. Lakomy, CFC’s chief financial officer, who had previously granted to Roger F. Hruby an irrevocable proxy to vote certain shares of Common Stock owned by Mr. Lakomy. The Lakomy Agreement provides that Mr. Lakomy will not transfer, sell, gift, pledge, or otherwise dispose of any of the shares of Common Stock that are subject to the irrevocable proxy granted to Mr. Hruby.
     A copy of the Lakomy Agreement is filed as Exhibit 99.3, and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
99.1.	Agreement and Plan of Merger, dated June 19, 2006, among Illinois Tool Works Inc., GEM Acquisition Corp. and CFC International, Inc.

99.2	Principal Stockholders’ Agreement, dated June 19, 2006, between Illinois Tool Works Inc., GEM Acquisition Corp. and certain stockholders of CFC International, Inc.

99.3	Stockholder Agreement, dated June 19, 2006, between Illinois Tool Works Inc., GEM Acquisition Corp. and Dennis W. Lakomy.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: June 29, 2006

/s/ Philip M. Gresh, Jr.

Name: Philip M. Gresh, Jr. Title: Executive Vice President

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ANNEX I
Information Concerning Executive Officers and
Directors of Illinois Tool Works Inc.
     The current executive officers and directors of Illinois Tool Works Inc. (“ITW”) are listed below. The address of ITW is 3600 West Lake Avenue, Glenview, Illinois 60026. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within ITW, and, where applicable, the business address listed for each individual not principally employed by ITW is also the address of the corporation or other organization that principally employs that individual.

Executive Officers
Name	Present Position with ITW	Citizenship

Robert T. Callahan	Senior Vice President, Human Resources	USA

Russell M. Flaum	Executive Vice President	USA

David T. Flood	Executive Vice President	USA

Philip M. Gresh, Jr.	Executive Vice President	USA

Thomas J. Hansen	Executive Vice President	USA

Craig A. Hindman	Executive Vice President	USA

Ronald D. Kropp	Vice President and Controller, Financial Reporting	USA

Eugene A. Osterkorn	Vice President and Controller, Operations	USA

E. Scott Santi	Executive Vice President	USA

David B. Speer	Chairman and Chief Executive Officer	USA

Allan C. Sutherland	Senior Vice President, Leasing and Investments	USA

James H. Wooten, Jr.	Vice President, General Counsel and Corporate Secretary	USA

Hugh J. Zentmyer	Executive Vice President	USA

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Directors

Position/Present Principal Occupation or
Name	Employment and Business Address

William F. Aldinger	Retired Chairman and Chief Executive Officer HSBC Finance Corporation, a consumer finance company 2700 Sanders Road Prospect Heights, IL 60070	USA

Michael J. Birck	Chairman Tellabs, Inc., a company that designs, manufactures, markets and services voice and data equipment One Tellabs Center 1415 West Diehl Naperville, IL 60563	USA

Marvin D. Brailsford	Retired Vice President Kaiser-Hill Company LLC, a construction and environmental services company 7445 Prestwick Circle Beaumont, TX 77707	USA

Susan Crown	Vice President Henry Crown and Company, a business with diversified investments 222 North LaSalle Street Chicago, IL 60601	USA

Don H. Davis, Jr.	Retired Chairman of the Board
Rockwell Automation, Inc., a leading global
provider of industrial automation power, control
and information products and services
777 East Wisconsin Avenue, Ste. 3015
	Milwaukee, WI 53202	USA

Robert C. McCormack	Advisory Director Trident Capital, Inc., a venture capital firm 270 East Westminster, Suite 300 Lake Forest, IL 60045	USA

Robert S. Morrison	Retired Vice Chairman PepsiCo, Inc., a beverage and food products company 600 East Westminster Lake Forest, IL 60045	USA

James A. Skinner	Vice Chairman and Chief Executive Officer McDonald’s Corporation, a restaurant chain 2915 Jorie Blvd. Oak Brook, IL 60523	USA

Harold B. Smith	Retired Officer Illinois Tool Works Inc.	USA

David B. Speer	Chairman and Chief Executive Officer Illinois Tool Works Inc.	USA

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